Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

For the Six Months Ended June 30, 2005

(In millions, except ratio)

Earnings
Earnings from continuing operations before income taxes	$1,210
Interest expense	184
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(8)
Portion of rents representative of an interest factor	24
Amortization of debt premium and discount, net	(2)

Adjusted earnings from continuing operations before income taxes	$1,408

Fixed Charges
Interest expense	$184
Portion of rents representative of an interest factor	24
Amortization of debt premium and discount, net	(2)
Capitalized interest	—

Total fixed charges	$206

Ratio of Earnings to Fixed Charges	6.8